Exhibit 99.1

ZEEKR Announces Change of Director

HANGZHOU, China, October 21, 2024 -- ZEEKR Intelligent Technology Holding Limited ("ZEEKR" or the "Company") (NYSE: ZK), a global premium electric mobility technology company, today announced that Ms. Latha Maripuri has resigned from her role as the Company’s independent director, as well as her positions on the Company’s Audit Committee and the Environmental, Social, and Governance (ESG) Committee, due to personal reasons. Her resignation was not related to any disagreements with the Company, its management, the Board, or any of its committees on matters concerning the Company’s operations, policies, or practices. Ms. Maripuri’s resignation became effective on October 18, 2024.

The Company would like to express its sincere gratitude for Ms. Maripuri’s service and contributions and extends its best wishes to her in all her future endeavors.

About ZEEKR

ZEEKR (NYSE: ZK) is a global premium electric mobility technology brand from Geely Holding Group. ZEEKR aims to create a fully integrated user ecosystem with innovation as a standard. ZEEKR utilizes Sustainable Experience Architecture (SEA) and develops its own battery technologies, battery management systems, electric motor technologies, and electric vehicle supply chains. ZEEKR’s value is equality, diversity, and sustainability. Its ambition is to become a true mobility solution provider.

ZEEKR operates its R&D centers and design studios in Ningbo, Hangzhou, Gothenburg, and Shanghai and boasts state-of-the-art facilities and world-class expertise. Since ZEEKR began delivering vehicles in October 2021, the brand has delivered around 340,000 vehicles to date including the ZEEKR 001, ZEEKR 001 FR, ZEEKR 009 MPV, luxury sedan, ZEEKR 7X and ZEEKR X urban SUV. ZEEKR has announced plans to sell vehicles in global markets, and has an ambitious roll-out plan over the next 5 years to satisfy the rapidly expanding global EV demand.

For more information, please visit https://ir.zeekrlife.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited

Investor Relations

E-mail: ir@zeekrlife.com

Piacente Financial Communications

Tel: +86-10-6508-0677

E-mail: zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zeekr@thepiacentegroup.com